

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2023

Thomas E. Long
Co-Chief Executive Officer
Energy Transfer LP
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

   Re: Energy Transfer LP
     Registration Statement on Form S-4
     Filed September 15, 2023
     File No. 333-274526

Dear Thomas E. Long:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Atma Kabad, Esq., of Kirkland & Ellis LLP